UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

pSivida Limited
(Name of Issuer)

American Depositary Shares each representing 10 Ordinary Shares
(Title of Class of Securities)

74439M 10 7
(CUSIP Number)

December 30, 2005
(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)
[ x ] Rule 13d-1(c)
[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74439M 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Bausch & Lomb Incorporated 16-0345235
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,113,694
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,113,694
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,113,694
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12	TYPE OF REPORTING PERSON CO

ITEM 1.	(a)Name of Issuer:

pSivida Limited (the “Issuer”)

(b)	Address of Issuer's Principal Executive Offices:

Level 12 BGC Centre
28 The Esplanade
Perth WA 6000
Australia

ITEM 2.	(a)Name of Person Filing:

Bausch & Lomb Incorporated (the "Reporting Person")

(a)	Address of Principal Business Office:

One Bausch & Lomb Place
Rochester NY 14604-2701

(b)	Citizenship:

New York, USA

(c)	Title of Class of Securities:

American Depositary Shares each representing 10 Ordinary Shares

(d)	CUSIP Number:

74439M 10 7

ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

If this Statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.	Ownership

(a)	The Reporting Person beneficially owns 2,113,694 American Depositary Shares representing 21,136,940 ordinary shares of the Issuer.

(b)	Based on the 387,009,956 ordinary shares reported as outstanding on December 21, 2005, the Reporting Person beneficially owns 5.5% of the Issuer’s issued and outstanding ordinary shares.

(c)	The Reporting Person has the sole power to vote and sole power to dispose or to direct the disposition of 2,113,694 American Depositary Shares representing 21,136,940 ordinary shares of the Issuer.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 9, 2006

BAUSCH & LOMB INCORPORATED

/s/ A. Robert D. Bailey
By: A. Robert D. Bailey
Its:  Vice President, Assistant General Counsel and Assistant Corporate Secretary